UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

telent plc

(Name of Issuer)

ordinary shares of 87.5 pence per share

(Title of Class of Securities)

GB00BS5CP58

(CUSIP Number)

Leonard Chazen, Esq.
Covington & Burling
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Global Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander E. Jackson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. GB00BS5CP58

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick G.G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,736,689

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,736,689

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%

14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends the Schedule 13D filed on July 17, 2006 (as amended).  Unless otherwise indicated, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D.  All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D, unless otherwise noted.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

Item 4.  Purpose of Transaction

Item 5.  Interest in Securities of the Issuer

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety to report the following as of November 8, 2006:

The Reporting Persons have hedged their economic risk with respect to a portion of the Shares through cash-settle equity-based swap agreements entered into with Deutsche Bank AG, London Branch and Morgan Stanley International Ltd. with respect to 420,798 and 750,000 ordinary shares of telent, respectively.  As a result of these agreements, the Reporting Persons maintain the economic equivalent of a short position with respect to 1,170,798 ordinary shares of telent, representing approximately 1.9% of the outstanding ordinary shares of telent.

Item 7.  Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2006	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: November 8, 2006	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: November 8, 2006	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: November 8, 2006	POLYGON INVESTMENTS PARTNERS LLP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: November 8, 2006	POLYGON INVESTMENTS PARTNERS LP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: November 8, 2006	POLYGON INVESTMENTS PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: November 8, 2006		/s/ Reade E. Griffith
Reade E. Griffith

Date: November 8, 2006		/s/ Alexander E. Jackson
Alexander E. Jackson

Date: November 8, 2006		/s/ Patrick G. G. Dear
Patrick G. G. Dear